

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Foresters Financial Services, Inc.:

We have examined the statements made by Foresters Financial Services, Inc. (the Company), included in the accompanying Compliance Report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2018; (2) the Company's internal control over compliance was effective as of December 31, 2018; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of the Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of the Company, will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2018; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

KPMG LLP

New York, New York
March 13, 2019

Foresters Financial Services, Inc.
Compliance Report

Foresters Financial Services, Inc. (FFS) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission.

As required by 17 C.F.R. § 240.17a-5 ("Reports to be made by certain brokers and dealers"), paragraphs (d)(1) and (3), FFS asserts the following:

(1)   FFS has established and maintained "Internal Control Over Compliance", as that term is defined Rule 17a-5(d)(3)(ii);

(2)   FFS' Internal Control Over Compliance was effective during the year ended December 31, 2018;

(3)   FFS' Internal Control Over Compliance was effective as of the end of December 31, 2018;

(4)   FFS was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of December 31, 2018 and

(5)   The information FFS used to state that it was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from its books and records.

Foresters Financial Services, Inc.

I, Francis X. Gannon, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.



Francis X. Gannon
Chief Financial Officer
Foresters Financial Services, Inc.

3/13/19

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